ZING

DRONE DELIVERIES

The Problem

Do you remember the last time you placed an order using Uber Eats, Grubhub, or another delivery platform?

You might also remember some of the negative feelings associated with food delivery. Maybe it was all the fees added to your order, maybe it was the wait time that kept increasing because there was a wreck on the highway, or maybe it was your food that was delivered cold.

Either way, **you deserve better**.

TLDR : Current online ordering platforms are **slow**, **expensive**, and **bad for the environment**.

But how wasteful are standard delivery methods? Let's look at the numbers...

Every day in the US, over 25 million round trips are made to local restaurants.



15,000,000 daily drive-thru visits



10,000,000 daily food deliveries

When we break it down, that's...



125,000,000 lbs of CO2 emissions every day

And if we take a look at the co2 expenditure for a 5 mile round trip,..

1  = 90 

The Solution

Drone delivery is a **fast**, **affordable**, and **eco-friendly** option.

Zing's platform makes drone delivery accessible to local businesses and customers.

It is our goal to take every vehicle carrying a single small package, off the road and into the sky.

Researches from Virginia Tech studied the effects of drone delivery in a metropolitan area over the course of 3 years. Here’s what they found-

Reduced Car Use

Year 1 = **1.9 million miles per year in avoided travel**

Year 3 = **9.1 million miles per year in avoided travel**

That's equivalent to 550-791 cars off the road.

Reduced Carbon Emissions

By year 3 communities saved up to 3.4 thousand tons of CO2 per year

That's equal to 1.7 thousand acres of new forest.

In fact, there's a variety of consumer, business, and societal benefits that are associated with drone delivery.

Consumer

- Save time
- Supports those working in a gig economy without access to a vehicle
- Supports those facing mobility challenges

Business

- Reach more customers
- Increase revenue
- Ability to complete more deliveries in a larger area, in less time

Societal

- Fewer car wrecks
- Reduction in CO2 emissions
- Less damage to infrastructure

Software

The Zing Drone Delivery platform is comprised of our autonomous software, plug-and-play hardware, and our network of over 3,000+ licensed pilots.

Zing's autonomous flight software, which allows the drone to make deliveries between two points, is integrated into the Zing Pilot iOS app. Paired with our Xact Landing Software, the drone is able to center itself over smart mailboxes and landing pads using our proprietary machine learning and computer vision technology.

The Zing Ordering app allows customers to place orders from their favorite local businesses.

The Zing Part 107 iOS educational app currently has over 10,000 downloads and 200+ five star ratings.

Hardware

Our technology transforms the most common consumer drones into delivery drones.



The Zing Cargo I2 is our latest iteration of our plug-and-play winch device compatible with the DJI inspire 2 for delivering payloads up to 5lbs.

The Zing Cargo M2E is compatible with the DJI Mavic series for smaller payload capabilities, such as prescriptions.

Our goal is to develop a universal winch system which is compatible with any of the large drones on the market for a variety of use cases.

The Zing Vision

You open the Zing app and place an order at your favorite local café. The nearest drone receives a signal and launches from its home base to pick up your order.

Once the order is secured, the drone flies autonomously to the drop off point where it lowers your order, releases, and returns to a nearby charging dock.

(All in a matter of minutes!)

A single certified Zing pilot will remotely monitor several drones' flight paths to ensure safety.

Zing will use pre-existing IOT infrastructure such as smart mailboxes, rooftop charging stations, and other 5G smart receptacles.

The Zing Vision

The Zing drone delivery platform will be integrated into resorts, golf courses, food truck lots, and other applicable venues under contracted terms.

AIRMAP

CoMotion

Valqari



MAIL
DRONEDEK
ZING

airspacelink

DRONEDEK

BEYOND

Zing has also formed key partnerships to help propel us through the FAA's regulatory processes. Being a partner of the FAA's BEYOND program, for example, leads to a streamlined process for the Part 135 drone delivery certification.

Current Revenue Streams

Hardware Sales	$7,500 / winch
Drone Delivery Demos	$5,000 / demo
Platform Deliveries	Next Page


ZING DRONE DELIVERIES
2021
LOS ANGELES, CA
ONTARIO, CA
MIAMI, FL
OLDSMAR, FL
TIERRA VERDE, FL
LAKEVILLE, IN
LAWRENCE, IN
NEW ORLEANS, LA
TAYLOR, MI

Pricing Structure

	Zing	Uber Eats
Restaurant Subscription	$250 / month	$300 / month
Restaurant Platform Fee	20% per order (restaurant can adjust menu prices to compensate)	30% per order (restaurant cannot adjust menu prices)
Customer Platform Fee	15% per order	20% per order
Labor Costs	One pilot operates multiple drones at a time	One driver operates one vehicle. (high labor costs + low profit margin)
Tipping	No tip required	Customer tips 15-20%

Market Size

Autonomous Last Mile Drone Delivery Market Segment


$0.1B
$3.2B
$33B
2020
2025
2030

Source: Levitate Capital

PR



Olympic bronze medalist Sarah Hildebrandt returns home

SPORTS, 1B

South Bend Tribune

FRIDAY, AUGUST 27, 2021 | SOUTHBENDTRIBUNE.COM

PART OF THE USA TODAY NETWORK

Leaders defend mask mandate

Mishawaka schools take on surge of COVID cases

Carley Lanich
South Bend Tribune
USA TODAY NETWORK

MISHAWAKA – Nearly 10% of staff and students in Mishawaka schools are currently in quarantine and, in just three days, the district has reported more positive cases than during any other week of the pandemic.

As of Wednesday evening, 554 staff and students across the district have been quarantined – also an 18-month high for the district, according to school corporation data.

Since Monday, 52 staff and students have tested positive for COVID-19 – more than double the highest number of positive cases recorded in a single week last school year.

"This is very concerning," Mishawaka Superintendent Wayne Barker said. "These are real numbers. These are real people who are experiencing COVID."

DRONE DELIVERY IN LAKEVILLE?

An Indianapolis-based company demonstrated it Thursday



FLIPBOARD
Open in app
Drones deliver food, drinks to golfers at Taylor golf course
1:33
-0:33
FOX 2 Detroit - WJBK • 2d

The future of delivery will be present at CoMotion LA and you'll be able to witness it live. There are 25 million short distance deliveries from restaurants every day in the United States, and **Zing** is shaping the future of mobility by taking cars off the road and using drones to take deliveries to the sky. Zing is a drone delivery platform that enables licensed pilots to make deliveries for compensation.



NEW ON DAYBREAK
DRONE DELIVERY TECHNOLOGY DEBUTS IN LAWRENCE
LIVE
8
WISHTV.COM
GREENWOOD
12PM 79°
3PM 81°
5PM 82°
STORM TRACK 8 FORECASTS
9:08
71°



Drone delivery push gains speed in Mich.

Grants propel plans to ship medical supplies via skies

Carol Cain



Drone delivery isn't science fiction.
It's here. **Now.**
DRONES IN
AMERICA
with Grant Guillot

Timeline

June 2019
1st drone delivery over an *air bridge* in FL. This 5 min. route by drone would usually take 30+ mins by car.

April 2020
Launched our proprietary Xact Landing software for precision landing and drop-off. This software uses computer vision and machine learning to control the drone autonomously. We also tested it with cars in order to avoid them in the future.

May 2020
1st drone delivery to the top of the Miami Paramount Worldcenter (700ft)

January 2021
Zing receives a provisional patent on an attachable winch device for existing drones.

February 2021
1st delivery across the Mississippi River in New Orleans.

June 2021
"Mic Drop" delivery to the top of the Miami Paramount Worldcenter to kick off the CoMotion Miami event.

August 2021
Partnered with AirspaceLink & DroneDek for the Detroit Aerotropolis project - we completed several golf course deliveries to demonstrate what drone delivery will look like in the near future.

September 2021
Zing performs delivery demonstrations in Indianapolis & Lakeville, IN

October 2021
Zing signs letter of intent to partner with a luxury resort in New Zealand.

November 2021
Zing will be performing drone delivery demonstrations as an official partner of CoMotion LA

November 2021
Zing partners with AirspaceLink to showcase our drone delivery platform at Future Fest in Ontario, CA

Team



Ian Annase
Founder / CEO



Lauren Tarpley
Co- Founder / Head of Marketing



Oward Cadenas
Head of Engineering



Gabriel Mustaciuolo
Entrepreneurship Intern



Grayson Bertaina
Head of Flight Operations



Samuel Hall
Data Science Intern

Thank you!

Join us in revolutionizing the future of mobility!

ZING
DRONE DELIVERIES

zingdrones.com @zinghq Zing Drone Delivery Inc.